SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549

                            FORM 11-K

(Mark One)

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the period February 1, 1996 to December 31, 1996

                                OR

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from           to
                               _________    __________


Commission file number 0-11822

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      MICHAELS STORES, INC.
           8000 Bent Branch Drive, Irving, Texas  75063
             P.O. Box 619566, DFW, Texas  75261-9566

          Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees have duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

                                     MICHAELS STORES, INC.
                                     EMPLOYEES 401(K) PLAN



Date:  June 27, 1997               By:  /s/ John G. Greene
                                       ____________________________
                                       John G. Greene
                                       Director of Human Resources
                                       and member of Administration
                                       Committee

                MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

          In February 1987, Michaels Stores, Inc. (the "Company") established the Michaels Stores, Inc. Employees 401(k) Plan (the "401(k) Plan").
The plan year begins on February 1 and ends on December 31. All subsequent years will begin January 1 and end December 31. Prior to 1996, the plan year was on a fiscal year beginning February 1 and ending on the following
January 31. The name of the issuer of the securities held pursuant to the 401(k) Plan and the address of its principal executive office is Michaels Stores, Inc., 8000 Bent Branch Drive, Irving, Texas 75063, P.O. Box 619566, DFW, Texas 75261-9566.

          Changes in the 401(k) Plan. Effective October 1, 1996, the following changes were made to the provisions of the 401(k) Plan:


     Employees are eligible to participate in the Plan after completing 500 hours of service in a six-month eligibility period.

     The employer matching contribution is applied to participant accounts based on participant investment fund elections.

     A subsidiary of the issuer, Aaron Brothers, Inc., adopted the 401(k) Plan as a participating employer.

     Participants were granted pass-through voting rights with respect to shares of Michaels common stock held in their accounts in the 401(k) Plan.

     The 401(k) Plan adopted a daily valuation approach rather than a monthly "balance forward" approach to plan accounting.

          Changes in Investment Policy. There were no changes in the investment policy of the 401(k) Plan during fiscal 1996.

          Contributions Under the 401(k) Plan. The Company makes biweekly employer matching contributions to the 401(k) Plan for the account of each participating employee in an amount equal to $.50 for each $1.00 of salary reduction contributed by such employee, up to a maximum Company contribution equal to 3% of the employee's compensation.

          Participating Employees. As of December 31, 1996, there were 2,982 employees participating in the 401(k) Plan.

          Administration of the Plan. The 401(k) Plan is administered by an Administration Committee currently consisting of two members, both employees of the Employer, appointed by the Employer's Board of Directors. The members of the Administration Committee serve at the discretion of the Board of Directors without compensation for services. The members of the Administration Committee are:

          Evan A. Wyly                Managing Director

          John G. Greene              Director of Human Resources

     The address of the members of the Administration Committee listed above is Michaels Stores, Inc., 8000 Bent Branch Drive, Irving, Texas 75063, P.O. Box 619566, DFW, Texas 75261-9566. The Administration Committee directs the operation of the 401(k) Plan and may make administrative and procedural regulations. Certain administrative functions may be delegated to officers or employees of the Company. Administration Committee members, officers and employees do not receive compensation from the 401(k) Plan.

          Custodian of Investments. The assets of the 401(k) Plan are held in a trust and managed by a trustee ("Trustee"). At present, Wachovia Bank of North Carolina serves as the Trustee. The Company furnishes the 401(k) Plan with employee dishonesty insurance coverage, to comply with ERISA, in the amount of $500,000 covering the Trustee and others who handle funds of the 401(k) Plan. The Company also furnishes coverage under an employee benefit liability endorsement in the amount of $1,000,000. The Trustee receives no compensation from the 401(k) Plan.

          Reports to Participating Employees. Participants and retired participants having an interest in the 401(k) Plan receive quarterly statements of their accounts each plan year.

                       INDEX TO FINANCIAL STATEMENTS


                                                                    PAGE

Report of Independent Auditors                                       F-1
______________________________


Financial Statements:
____________________

     Statements of Net Assets Available for Plan Benefits        F-2 to F-3

     Statements of Changes in Net Assets Available for
       Plan Benefits                                             F-4 to F-5

     Notes to Financial Statements                               F-6 to F-11

Supplemental Schedule:                      Schedule
_____________________                       ________

     Line 27a-Assets Held for
       Investment Purposes                      1                    F-12
     Line 27d-Reportable Transactions           2                    F-13

Consent of Independent Auditors                                      F-14
_______________________________

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by ERISA
Section 406 and for which there is no statutory or administrative exemption.

                      REPORT OF INDEPENDENT AUDITORS





Administration Committee
Michaels Stores, Inc. Employees 401(k)Plan

We have audited the accompanying statements of net assets available for plan benefits of Michaels Stores, Inc. Employees 401(k) Plan (the "Plan") as of December 31, 1996 and January 31, 1996, and the related statements of changes in net assets available for plan benefits for the period from February 1, 1996 to December 31, 1996 and the year ended January 31, 1996. These financial statements are the responsibility of the Plan's Administration Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and January 31, 1996, and the changes in its net assets available for plan benefits for the period from February 1, 1996 to December 31, 1996 and the year ended January 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment Purposes as of December 31, 1996 (Schedule 1) and Reportable Transactions for the period from February 1, 1996 to December 31, 1996 (Schedule 2) are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 /s/ Ernst & Young LLP
                                                ______________________
                                                ERNST & YOUNG LLP

Dallas, Texas
June 24, 1997

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                                   STATEMENT OF

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                December 31, 1996
                                  (In thousands)

                                                 Fund information
                              _________________________________________________

                                                            Inter-
                                       American  Growth     mediate
                              General  Balanced  Fund of   Bond Fund
                                Fund     Fund    America   of America  Subtotal
                              _______  ________  _______   __________  ________

  ASSETS
  ______
Investment in Michaels
  Stores, Inc. common
  stock                       $6,384                                   $ 6,384
Investment in mutual
  funds                                 $2,005  $3,330     $2,306        7,641

Participant loans
  receivable                       -         -       -          -            -

Contributions receivable:
  Participants                    35        19      34         14          102
  Employer                        11         7      12          5           35
                              ______    ______  ______     ______      _______
                                  46        26      46         19          137

Cash and cash
  equivalents                    267        -       -           -          267
                              ______    ______  ______     ______      _______

Net assets available for
  plan benefits               $6,697    $2,031  $3,376     $2,325      $14,429
                              ______    ______  ______     ______      _______
                              ______    ______  ______     ______      _______


                  See accompanying notes to financial statements.















                                   F-2 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                                   STATEMENT OF

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                December 31, 1996
                                  (In thousands)

                                           Fund information
                        ___________________________________________________

                                  Investment    New
                        Previous  Company of  Perspec-  Participant
                          Page      America     tive       Loans
                        Subtotal     Fund        Fund   Receivable   Total
                        ________  __________  ________  __________  _______


  ASSETS
  ______
Investment in Michaels
  Stores, Inc. common
  stock                $ 6,384                                      $ 6,384

Investment in mutual
  funds                  7,641      $3,555     $2,250                13,446

Participant loans
  receivable                 -           -          -     $1,301      1,301


Contributions receivable:
  Participants             102          28         20          -        150
  Employer                  35          10          7          -         52
                       _______      ______     ______     ______    _______
                           137          38         27          -        202


Cash and cash
  equivalents              267          -          -           -        267
                       _______      ______     ______     ______    _______

Net assets available
  for plan benefits    $14,429      $3,593     $2,277     $1,301    $21,600
                       _______      ______     ______     ______    _______
                       _______      ______     ______     ______    _______


                 See accompanying notes to financial statements.










                                   F-2 (2 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                                   STATEMENT OF

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 January 31, 1996
                                  (In thousands)

                                                 Fund information
                              _________________________________________________

                                                            Inter-
                                       American  Growth     mediate
                              General  Balanced  Fund of   Bond Fund
                                Fund     Fund    America   of America  Subtotal
                              _______  ________  _______   __________  ________

  ASSETS
  ______
Investment in Michaels
  Stores, Inc. common
    stock
      Non-participant
      directed                $3,598                                   $ 3,598
      Participant
      directed                   840                                       840

Investment in mutual funds              $1,617  $2,772     $2,946        7,335

Participant loans
  receivable                       -         -       -          -            -

Contributions receivable:
  Participants                   149        77     117         59          402
  Employer                       415         -       -          -          415
                              ______    ______  ______     ______      _______
                                 564        77     117         59          817

Interfund due to/(from)        1,516      (215)   (417)      (543)         341
Cash and cash
  equivalents                    644        -       -          -           644
                              ______    ______  ______     ______      _______

Net assets available
  for plan benefits           $7,162    $1,479  $2,472     $2,462      $13,575
                              ______    ______  ______     ______      _______
                              ______    ______  ______     ______      _______

                  See accompanying notes to financial statements.











                                   F-3 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                                   STATEMENT OF

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 January 31, 1996
                                  (In thousands)

                                           Fund information
                        ___________________________________________________

                                  Investment    New
                        Previous  Company of  Perspec-  Participant
                          Page     America      tive       Loans
                        Subtotal     Fund        Fund   Receivable   Total
                       _________  __________  ________  ___________ _______

  ASSETS
  ______
Investment in Michaels
  Stores, Inc. common
    stock
      Non-participant
        directed       $ 3,598                                      $ 3,598
      Participant
        directed           840                                          840

Investment in mutual
  funds                  7,335      $2,756     $1,597                11,688

Participant loans
  receivable                 -           -          -     $1,004      1,004


Contributions receivable:
  Participants             402         100         80          -        582
  Employer                 415           -          -          -        415
                       _______      ______     ______     ______    _______
                           817         100         80          -        997


Interfund due to/(from)    341        (233)      (108)         -          -


Cash and cash
  equivalents              644          -          -           -        644
                       _______      ______     ______     ______    _______

Net assets available
  for plan benefits    $13,575      $2,623     $1,569     $1,004    $18,771
                       _______      ______     ______     ______    _______
                       _______      ______     ______     ______    _______


                 See accompanying notes to financial statements.









                                   F-3 (2 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                             STATEMENT OF CHANGES IN

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                Period from February 1, 1996 to December 31, 1996
                                  (In thousands)

                                          Fund information
                        _______________________________________________________

                                                          Inter-
                                                          mediate
                                   American    Growth       Bond
                        General    Balanced    Fund of     Fund of
                          Fund       Fund      America     America     Subtotal
                        _______    ________    _______    ________     ________
Investment income:
  Interest              $   47     $    6      $    9       $   12     $    74
  Dividends                  -         69          21          168         258
  Capital Gains              -        109         165            -         274
  Net appreciation
    (depreciation) in
    fair value of
    investments           (764)        17         153          (82)       (676)
                        ______     ______      ______       ______     _______
                          (717)       201         348           98         (70)

Contributions:
  Participants             731        468         815          318       2,332
  Employer-participant
    directed                68         95         239           77         479
  Employer-non-
    participant directed   439          -           -            -         439

Interfund transfers       (311)        59         (47)        (243)       (542)
                        ______     ______      ______       ______     _______
    Total additions        210        823       1,355          250       2,638

Distributions to
  participants            (675)      (271)       (451)        (387)     (1,784)
                        ______     ______      ______       ______     _______

    Net increase
      (decrease)          (465)       552         904         (137)        854

Net assets available
  for plan benefits:
  Beginning of year      7,162      1,479       2,472        2,462      13,575
                        ______     ______      ______       ______     _______

  End of year           $6,697     $2,031      $3,376       $2,325     $14,429
                        ______     ______      ______       ______     _______
                        ______     ______      ______       ______     _______

                 See accompanying notes to financial statements.





                                   F-4 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                             STATEMENT OF CHANGES IN

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                Period from February 1, 1996 to December 31, 1996
                                  (In thousands)

                                         Fund information
                        _______________________________________________________

                                  Investment
                        Previous  Company of     New       Participant
                          Page      America   Perspective     Loans
                        Subtotal     Fund        Fund      Receivable   Total
                        ________  __________  ___________  ___________ ________
Investment income:
  Interest               $    74      $    7      $    4       $   -   $    85
  Dividends                  258          67          37           -       362
  Capital Gains              274         144          79           -       497
  Net appreciation
    (depreciation) in
    fair value of
    investments             (676)        253         143            -     (280)
                         _______      ______      ______       ______  _______
                             (70)        471         263            -      664

Contributions:
  Participants             2,332         630         470            -    3,432
  Employer-participant
    directed                 479         144         130            -      753
  Employer-non-
    participant directed     439           -           -            -      439
  Interfund transfers       (542)        147          16          379        -
                         _______      ______      ______       ______  _______
    Total additions        2,638       1,392         879          379    5,288

Distributions to
  participants            (1,784)       (422)       (171)         (82)  (2,459)
                         _______      ______      ______       ______  _______

    Net increase
      (decrease)             854         970         708          297    2,829

Net assets available
  for plan benefits:
  Beginning of year       13,575       2,623       1,569        1,004   18,771
                         _______      ______      ______       ______  _______

  End of year            $14,429      $3,593      $2,277       $1,301  $21,600
                         _______      ______      ______       ______  _______
                         _______      ______      ______       ______  _______


                 See accompanying notes to financial statements.





                                   F-4 (2 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                             STATEMENT OF CHANGES IN

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           Year Ended January 31, 1996
                                  (In thousands)

                                              Fund information
                              _________________________________________________

                                                            Inter-
                                       American  Growth     mediate
                              General  Balanced  Fund of   Bond Fund
                                Fund     Fund    America   of America  Subtotal
                              _______  ________  _______   __________  ________
Investment income:
  Interest                    $    84   $    6    $   11     $   20     $   121
  Dividends                         -       50        24        174         248
  Capital Gains                     -       53       190          -         243
  Net appreciation
    (depreciation) in fair
    value of investments       (7,048)     191       341        141      (6,375)
                              _______   ______    ______     ______     _______
                               (6,964)     300       566        335      (5,763)

Contributions:
  Participants                    859      389       548        324       2,120
  Employer-
    non-participant
    directed                    1,442       -         -          -        1,442

Interfund transfers               (43)     165       184        267         573
                              _______   ______    ______     ______     _______

    Total additions            (4,706)     854     1,298        926      (1,628)

Distributions
  to participants              (1,305)    (162)     (205)      (356)     (2,028)
                              _______   ______    ______     ______     _______

    Net increase
      (decrease)               (6,011)     692     1,093        570      (3,656)

Net assets available
  for plan benefits:
    Beginning of
    year                       13,173      787     1,379      1,892      17,231
                              _______   ______    ______     ______     _______

    End of year               $ 7,162   $1,479    $2,472     $2,462     $13,575
                              _______   ______    ______     ______     _______
                              _______   ______    ______     ______     _______


                 See accompanying notes to financial statements.








                                   F-5 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                             STATEMENT OF CHANGES IN

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           Year Ended January 31, 1996
                                  (In thousands)

                                           Fund information
                  ____________________________________________________________
                           Investment
                  Previous Company of    New       Leewards  Participant
                    Page     America  Perspective Conversion    Loan
                  Subtotal    Fund        Fund       Fund    Receivable Total
                  ________ __________ ___________ __________ __________ _____
Investment income:
  Interest         $   121  $    7     $    3      $   37      $    -   $  168
  Dividends            248     159         27           -           -      434
  Capital Gains        243       7         58           -           -      308
  Net appreciation
    (depreciation) in
    fair value of
    investments     (6,375)    431        143           -           -   (5,801)
                   _______  ______     ______      ______      ______   ______
                    (5,763)    604        231          37           -   (4,891)


Contributions:
  Participants       2,120     523        430           -           -    3,073
  Employer-
    non-participant
    directed         1,442       -          -           -           -    1,442

Interfund transfers    573     276        344      (2,197)      1,004        -
                   _______  ______     ______      ______      ______   ______
    Total additions (1,628)  1,403      1,005      (2,160)      1,004     (376)

Distributions
  to participants   (2,028)   (265)      (231)       (848)          -   (3,372)
                   _______  ______     ______      ______      ______   ______
Net increase
      (decrease)    (3,656)  1,138        774      (3,008)          -   (3,748)

Net assets available
  for plan benefits:
    Beginning of
    year            17,231   1,485        795       3,008           -   22,519
                   _______  ______     ______      ______      ______  _______
    End of year    $13,575  $2,623     $1,569      $    -      $1,004  $18,771
                   _______  ______     ______      ______      ______  _______
                   _______  ______     ______      ______      ______  _______

                 See accompanying notes to financial statements.









                                   F-5 (2 of 2)

              MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
                     NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996


1. Description of the Plan and Basis of Presentation
   _________________________________________________

     The Michaels Stores, Inc. Employees 401(k) Plan (the "Plan") became effective on February 1, 1987, for eligible employees of Michaels Stores, Inc. (the "Employer" or the "Company") and certain of its subsidiaries.
The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The following plan amendments were effective October 1, 1996: The Plan changed its accounting year from a fiscal year, beginning February 1 and ending the following January 31, to a calendar year. Employees are eligible to participate in the Plan after completing 500 hours of service in a six-month eligibility period. The Employer Matching
Contribution is applied to the participants' accounts based on the participants' investment fund elections.

References to 1996 and 1995 throughout these notes pertain to the period from February 1, 1996 to December 31, 1996 and the year ending January 31, 1996, respectively. The following is a brief description of the Plan. Participants should refer to the plan document for complete information regarding the Plan.


     Participation - Employees become eligible to participate in the Plan once they have reached the age of 21 and have completed 500 hours of service during the previous six months, effective October 1, 1996. Prior to October, employees became eligible to participate in the plan once they had reached the age of 21 and had completed 1000 hours of service during the previous 12 months. Eligible employees who desire to participate in the Plan must elect to participate by phoning the voice response system, or prior to October 1, 1996, by completing the form or forms provided by the Plan's Administration Committee and authorize the Employer to make payroll deductions for contributions to the Plan.

     Contributions - Participants may elect to have their salary reduced, in increments of whole percents, at a minimum of 1% up to a maximum of 15% of the participant's considered compensation, as defined by the Plan, and have the Employer contribute to the Plan the amount of such reduction ("Salary Reduction Contribution"). A participant's Salary Reduction Contribution may not exceed an amount determined by the Internal Revenue Service each calendar year ($9,500 in 1996 and $9,240 in 1995). Each participant may also elect to make voluntary, after-tax contributions at a minimum of 1% up to a maximum of 10% of the participant's considered compensation ("Employee Contributions"). In addition, the Employer is required to make a biweekly contribution, or prior to October 1, 1996, an annual contribution ("Employer Matching Contribution") to the account of each participant in an amount equal to 50% of the participant's Salary Reduction Contribution up to a maximum of 6% of such participant's considered compensation. The annual Employer Matching Contribution may not exceed 3% of such participant's total considered compensation for the year.

Employer Matching Contributions are net of forfeitures, as defined in the Plan, and are to be deposited as soon as administratively feasible after the end of each payroll period. Effective October 1, 1996, all current and prior Employer Matching Contributions are invested based upon the participants investment elections. Prior to October 1, 1996, all Employer Matching Contributions were invested in the General Fund. Forfeitures of $169,000 and $54,000 were applied against Employer Matching Contributions to the Plan for 1996 and 1995, respectively.

Participants may elect investment of their Salary Reduction
Contributions and Employee Contributions in one of, or in any combination of the following investment options (except the Leewards Conversion Fund) which have been selected by the Plan's Investment
Committee:

     (a) General Fund - investments in the common stock of the Employer and idle cash utilized to purchase Employer common stock. All Employer Matching Contributions were invested in the General Fund through October 1, 1996.

     (b) American Balanced Fund - a mutual fund investing in both domestic growth and income producing securities seeking conservation of capital, current income, and long term growth of both capital and income.

     (c) Growth Fund of America - a mutual fund investing in domestic growth equities seeking growth of capital.

     (d) Intermediate Bond Fund of America - a mutual fund investing in intermediate term investment grade corporate bonds and government instruments seeking current income and preservation of capital.

     (e) Investment Company of America Fund - a mutual fund investing in common stocks seeking long term growth of capital and income.

     (f) New Perspective Fund - a mutual fund investing in both domestic and foreign securities, including both equity and debt instruments, seeking long term growth of capital.

     (g) Leewards Conversion Fund - investments with an insurance company in a guaranteed investment contract and a money market account. In March 1995 the investments in this fund were liquidated, and investment balances were re-directed by the participants to the investment options available, including the General Fund.

Administration of the Plan - The Plan is administered by an Administration Committee consisting of two people, both employees of the Employer, appointed by the Employer's Board of Directors. The members of the Administration Committee serve at the discretion of the Board of Directors without compensation for services.

A separate account is maintained for each participant. The account balances for participants are adjusted periodically as follows:

(a) Salary Reduction Contributions and Employee Contributions and any withdrawals are allocated on a biweekly basis with each payroll.

(b) Employer Matching Contributions are allocated to participants' accounts biweekly with each payroll. Prior to October 1, 1996, the Employer Contributions were allocated quarterly on January 31, April 30, July 31 and October 31.

(c) Income and gains and losses from investments are allocated using a daily valuation approach.

Vesting - Participants become partially vested in the Employer Matching Contributions (including investment income and gains and losses thereon) at the rate of: 20% after two years of service; 40% after three years; 60% after four years; and 80% after five years. Employer Matching Contributions vest 100% upon completing six years of service (five years of service for individuals employed before May 1, 1992); attaining the age of 65; becoming disabled; or death. Salary Reduction Contributions and Employee Contributions are 100% vested and nonforfeitable at all times.

Withdrawals - Upon death, disability or termination of employment with the Company, participants are entitled to the vested portion of Employer Matching Contributions and 100% of Salary Reduction Contributions and Employee Contributions.

Income tax status - The Internal Revenue Service ruled on February 20, 1997 that the Plan qualified under Section 401 (a) of the Internal Revenue Code, (IRC) and , therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.
The Administration Committee believes that the Plan is designed and currently operated in compliance with the applicable requirements of the IRC.

Salary Reduction Contributions and Employer Matching Contributions are not included in the participant's gross income for federal income tax purposes in the year such contributions are made. A participant will not be subject to federal income taxes with respect to these contributions until the amounts are withdrawn or distributed.

Termination of the Plan - While the Employer has not expressed any intent to discontinue the Plan, the Employer may terminate the Plan at any time. In the event the Plan is terminated, the participants would become fully vested, and the net assets would be distributed to participants in proportion to their account balances.

2.  Summary of significant accounting policies
    __________________________________________

Investments in the common stock of the Employer are valued at the last reported sales price on the last business day of the Plan year as reported on the NASDAQ National Market System. Investments in the mutual funds of American Funds Service Company are valued at the last reported net asset value (NAV) on the last business day of the Plan year as reported on the NASDAQ automated quotation system.

Security transactions are recorded on a trade date basis.

Contributions and interest income are recorded on an accrual basis.

Certain amounts presented in the financial statements for the year ended January 31, 1996 have been reclassified to conform to the 1996 presentation.

Use of estimates
________________

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments
   ___________


Investments at December 31, 1996, are as follows:

                                     Number         (In thousands)
                                    of shares         Fair Value
                                    _________       ______________
Michaels Stores, Inc. common stock*  532,037             $ 6,384
American Mutual Funds:
  American Balanced Fund*            137,825               2,005
  The Growth Fund of America*        200,996               3,330
  Intermediate Bond Fund of America* 171,853               2,306
  The Investment Company of America
    Fund*                            146,735               3,555
  New Perspective Fund*              123,861               2,250
                                                         _______
                                                         $19,830
                                                         _______
                                                         _______

Investments at January 31, 1996, are as follows:

                                      Number          (In thousands)
                                     of shares          Fair Value
                                     _________        ______________

Michaels Stores, Inc. common stock*   348,039            $ 4,438
American Mutual Funds:
  American Balanced Fund*             112,523              1,617
  The Growth Fund of America*          88,456              2,772
  Intermediate Bond Fund of America*  213,823              2,946
  The Investment Company of America
    Fund*                             123,744              2,756
  New Perspective Fund*                95,083              1,597
                                                         _______
                                                         $16,126
                                                         _______
                                                         _______

* Investment represents 5 percent or more of Plan's net assets available for benefits.

4.   Related party transactions
     __________________________

     Under the terms of the Plan, all expenses and fees of the Plan are to be paid by the Employer. The Employer paid approximately $429,000 and $160,000, respectively, for administrative and accounting fees on behalf of the Plan for 1996 and 1995, respectively.

     During 1995, the Plan transferred 107,886 shares of the Employer's common stock to the Employer in settlement of a series of arms-length sales of shares pursuant to which the Employer had previously remitted approximately $3,560,000 to the Plan to fund amounts withdrawn by terminating participants from the General Fund.

5.   Differences Between Financial Statements and Form 5500:
     ______________________________________________________

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                          (In thousands)
                                        1996         1995
                                       _______      _______
  Net assets available for plan
    benefits per the financial
    statements                         $21,600      $18,771
  Amounts allocated to withdrawn
    participants                           (33)        (468)
                                       _______      _______

  Net assets available for plan
    benefits per the Form 5500         $21,567      $18,303
                                       _______      _______
                                       _______      _______


The following is a reconciliation of distributions paid to participants per the financial statements to the Form 5500:

                                              (In thousands)
                                                   1996
                                              ______________
  Distributions to participants
    per the financial statements                  $2,459
  Add: Amounts allocated to withdrawn
    participants at December 31, 1996                 33
  Less: Amounts allocated to withdrawn
    participants at January 31, 1996                (468)
                                                  ______
  Distributions to participants
    per the Form 5500                             $2,024
                                                  ______
                                                  ______


Amounts allocated to withdrawn participants are recorded on the Form 5500 for termination distributions that have been processed and approved for payment prior to year-end but not yet paid.

                                                           Schedule 1
                                                           __________

                MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

        LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          As Of December 31, 1996

                             c. Description
                             of Investment
                             Including          Number
                             Maturity           of
                             Date, Rate of      Units/
    b. Identity of Issuer,   Interest,          Shares/
    Borrower, Lessor         Collateral, Par    Face                e. Current
a.  or Similar Party         or Maturity Value  Value    d. Cost      Value
__  ______________________   _________________  _______  _______    __________
*   Michaels Stores, Inc.    Common Stock       532,037  $ 5,778    $ 6,384

    American Funds Group     American Balanced
                             Fund: invests in
                             growth and income
                             securities         137,825    1,781      2,005

    American Funds Group     Growth Fund
                             of America:
                             invests in
                             growth equities    200,996    2,818      3,330

   American Funds Group      Intermediate Bond
                             Fund of America:
                             invests in
                             corporate bonds
                             and government
                             instruments        171,853    2,318      2,306

   American Funds Group      Investment Company
                             of America
                             Fund: invests in
                             common stocks      146,735    2,906      3,555

   American Funds Group      New Perspective
                             Fund: invests in
                             equity and debt
                             securities         123,861    2,005      2,250

   Wachovia Bank             Short Term
                             Investment Fund    267,438      267        267

*  Participant Loans
   Receivable                 7% to 10%                        -      1,301
                                                         _______    _______
                                                         $17,873    $21,398
                                                         _______    _______
                                                         _______    _______


*  Indicates party-in-interest to the Plan

                                                                    Schedule 2
                                                                    __________


                            MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                                 LINE 27d - REPORTABLE TRANSACTIONS

                          Period from February 1, 1996 to December 31, 1996

                                                             (In thousands)
                            Number of                   ______________________________________________
                           transactions
                        _________________   Purchase      Sales     Cost of         Net
Description of assets   Purchases   Sales    Price        price   assets sold   gain(loss)
_____________________   _________   _____   ________      _____   ___________   __________

Category i - Individual securities transaction in excess of 5% of the Plan
__________________________________________________________________________

  assets at February 1, 1996
  __________________________
WB DTF Short Term Investment
  Fund                       -      $ 1         -          $1,798    $1,798    -
WB DTF Short Term Investment
  Fund                     $ 1        -      $1,831             -     1,831    -
WB DTF Short Term Investment
  Fund                       1        -       2,948             -     2,948              -

Category iii - Series of securities transactions in excess of 5% of the Plan
____________________________________________________________________________

  assets at February 1, 1996
  __________________________

American Mutual Funds:
  American Balanced Fund      40     34      $  799         $  469   $  453         $   16
  WB DTF Short Term
    Investment Fund           61     74       7,852          8,229    8,229              -
  Growth Fund of America      44     37       1,224            819      795             24
  Intermediate Bond Fund
    of America                34     39         507          1,145    1,146             (1)
  Investment Company of
    America Fund              44     38       1,127            611      580             31
  New Perspective Fund        44     31         767            267      250             17
  Michaels Stores, Inc.
    Common Stock              14      7       3,148            435      395             40


There were no category ii or iv reportable transactions during fiscal 1996.

                              CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-61055) and related Prospectus pertaining to the Michaels Stores, Inc. Employees 401(k) Plan of our report dated June 30, 1997, with respect to the financial statements and supplemental schedules of the Michaels Stores, Inc. Employees 401(k) Plan included in this Annual Report (Form 11-K) for the eleven month period ended December 31, 1996.



                                          /s/ Ernst & Young LLP
                                         ______________________
                                         ERNST & YOUNG LLP


Dallas, Texas
June 30, 1997